Exhibit 99.125

June 27, 2022

Re: Vox Royalty Corp.

We consent to the use of our report to the shareholders of Vox Royalty Corp. dated April 26, 2021 on the financial statements of Vox Royalty Corp., which comprise the consolidated statements of financial position as at December 31, 2020 and 2019, and the consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies in the Form 40-F to be filed by Vox Royalty Corp, with the Securities and Exchange Commission on EDGAR on June 27, 2022.

McGovern Hurley LLP

/s/ McGovern Hurley LLP

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Licensed Public Accountants